                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                          Excelsior Income Shares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    300723103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management Inc., d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 6, 1999

             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                                 (Page 1 of 4 )

                                  SCHEDULE 13D

CUSIP No. 300723103                                        Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              132,377
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              132,377
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     132,377

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /


13.  Percent of Class Represented by Amount in Row (11)

     6.05%

14.  Type of Reporting Person

     IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1            Security and Issuer

                  Common Stock

                  Excelsior Income Shares, Inc. ("EIS")
                  114 W. 47th Street, 8th Floor
                  New York, NY    10036-1532

ITEM 2            Identity and Background

                  a) Karpus Management, Inc. d/b/a/ Karpus Investment Management ("KIM") George W. Karpus, President, Director, and controlling stockholder JoAnn Van DeGriff, Vice President and Director Sophie Karpus, Director
                  b)   14 Tobey Village Office Park Pittsford, New York 14534
                  c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments ).
                  d) None of George W. Karpus, JoAnn Van DeGriff or Sophie Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  e) Each of the Principals is a United States Citizen. KIM is a New York corporation.

ITEM 3            Source and Amount of Funds or Other Considerations
                  KIM, an independent investment advisor, has accumulated 132,377 shares of EIS on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney which represents 6.05% of the outstanding shares. All funds that have been utilized in making such purchases are from such accounts.

ITEM 4            Purpose of Transaction
                  KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of EIS (being a conservative investment grade fund) fit the investment guidelines for various Accounts.

ITEM 5            Interest in Securities of the Issuer

                  a) As of the date of this Report, KIM owns 132,377 shares which represent 6.05% of the outstanding Shares. Karpus Investment Management Profit Sharing Plan purchased 100 shares at $16.125 on June 29, 1995 and 400 shares at $16.125 on June 30, 1995. None of the Principals presently own shares.
                  b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
                  c) Open market purchases or sales in the last 60 days for the Accounts.

                       There have been no dispositions and no acquisitions, other than by such open market purchases during such time period.

   Date      Shares   Price Per                Date      Shares    Price Per
                          Share                                        Share

3/19/99        -200     16.3125              4/1/99        3700        16.25
3/19/99        2300     16.3125              4/5/99         600        16.25
3/19/99         100       16.25              4/6/99         100        16.25
3/29/99         700     16.3125              4/8/99         500        16.25
                                            4/13/99         400       16.125
                                            4/14/99        1300       16.125
                                            4/16/99         100       16.125
                                            4/22/99        2200       15.875
                                            4/30/99         100       15.875

                    The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer. Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIS Securities.

ITEM 7              Materials to be Filed as Exhibits Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Karpus Management, Inc.

May 6, 1999                                         By: /s/ George W. Karpus
-----------                                             ------------------------
   Date                                                        Signature

                                                     George W. Karpus, President
                                                     ---------------------------
                                                            Name / Title